UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated November 6, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 6, 2026 Comisión Nacional de Valores

RE.: Informs resignation of Member of the Board of Directors. Article 3, Chapter I, Title XII of the Comisión Nacional de Valores´ Rules

I am writing to you as Attorney in fact of Telecom Argentina S.A. (the ‘Company’) to inform you that today the Company received a resignation letter, due to personal reasons, from Director Luca Luciani, effective as of the Shareholders’ Meeting that shall appoint his replacement.

The Board of Directors of the Company will consider this resignation at its next meeting.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 6, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations